UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Reaches Preliminary Settlement on Plaintiff Class Action Litigation

Seoul, Korea, June 11, 2007 – Gravity Co., Ltd. (NASDAQ: GRVY, the “Company”),
an online game developer and publisher, announced that it and other defendants have reached an agreement in principle to settle the class action litigation brought on behalf of purchasers of the Company’s securities which is pending in the United States District Court for the Southern District of New York as In re
Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-04804-LAP.

Under the proposed settlement, a fund of US $10 million will be created to settle the claims of a class consisting of persons who purchased American
Depository Shares of the Company during the period from February 7, 2005
November 10, 2005, inclusive. The Company’s share of the settlement fund will
US $5 million. Costs of administering the settlement, as well as Plaintiffs’
attorneys’ fees and expenses (which have not yet been determined) will be paid out of the settlement fund before distributions are made to class members. In exchange, the Company, its current and former directors and officers as well as other third parties will be released from liability for the claims asserted by the class.

The Company has denied and continues to deny any and all allegations of wrongdoing in connection with this matter, but believes that given the uncertainties and costs associated with the litigation, the settlement is in best interests of the Company and its shareholders.

Il Young Ryu, Chairman and Chief Executive Officer of Gravity, commented: “It important that we put this unfortunate event behind us so we can focus on continuing to build our business and focus on our prospects for growth. This settlement is a milestone towards that effort.”

The proposed settlement is conditioned, among other things, on various conditions being met and final court approval after notice to the plaintiff class and expiration of the time for appeal from any order of the court approving the settlement.  There can be no assurance that the final settlement will be obtained.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity's principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in
48 markets. For more information, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the
"safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act
1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange
Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our 2005 annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
E-mail:  jlee@gravity.co.kr
Phone:  + 822-2019-6021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 06/11/2007	By:	Jonathan J. Lee
	Name:	Jonathan J. Lee
	Title:	Chief Financial Officer and Investor Relations Officer